# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getaround, Inc, CIK 0001839608
CUSIP: 37427G101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 55 Green Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 04/09/2026
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, New York (NY), 10022, (646) 747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 933,642,288; sole dispositive power 0; shared dispositive power 933,642,288; aggregate amount beneficially owned 933,642,288 (90.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 266,156 shares of Common Stock, (ii) 926,376,132 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.
  
  Row 13 is based on 1,030,573,813 shares of Common Stock outstanding, which includes (i) 97,197,681 shares of Common Stock outstanding as of November 12, 2024, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarter ending September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024 (the "Outstanding Shares"), (ii) 926,376,132 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.
- Mudrick Capital Management, LLC (CIK 0001730922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 933,642,288; sole dispositive power 0; shared dispositive power 933,642,288; aggregate amount beneficially owned 933,642,288 (90.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 266,156 shares of Common Stock, (ii) 926,376,132 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.
  
  Row 13 is based on 1,030,573,813 shares of Common Stock outstanding, which includes (i) 97,197,681 shares of Common Stock outstanding as of November 12, 2024, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarter ending September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024 (the "Outstanding Shares"), (ii) 926,376,132 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.
- Jason Mudrick (CIK 0001367262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 933,642,288; sole dispositive power 0; shared dispositive power 933,642,288; aggregate amount beneficially owned 933,642,288 (90.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 266,156 shares of Common Stock, (ii) 926,376,132 shares of Common Stock issuable upon conversion of Convertible Notes, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, L.P., and certain accounts managed by Mudrick Capital Management, L.P., in the aggregate.
  
  Row 13 is based on 1,030,573,813 shares of Common Stock outstanding, which includes (i) 97,197,681 shares of Common Stock outstanding as of November 12, 2024, as reported by the Issuer in the Quarterly Report on Form 10-Q for the quarter ending September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024 (the "Outstanding Shares"), (ii) 926,376,132 shares of Common Stock issuable upon the conversion of Convertible Notes in the aggregate beneficially owned by the Reporting Persons, and (iii) 7,000,000 shares of Common Stock issuable upon the exercise of Warrants beneficially owned by the Reporting Persons.
- Mudrick Distressed Opportunity Fund Global, L.P. (CIK 0001813628): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 232,781,054; sole dispositive power 0; shared dispositive power 232,781,054; aggregate amount beneficially owned 232,781,054 (70.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 66,362 shares of Common Stock, (ii) 230,969,412 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 329,912,373 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 230,969,412 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick GP, LLC (CIK 0001656059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 232,781,054; sole dispositive power 0; shared dispositive power 232,781,054; aggregate amount beneficially owned 232,781,054 (70.6% of the class)
  Comment: Rows 8, 10 and 11 reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 329,912,373 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 230,969,412 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,745,280 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P. (CIK 0001763080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 157,300,066; sole dispositive power 0; shared dispositive power 157,300,066; aggregate amount beneficially owned 157,300,066 (61.8% of the class)
  Comment: Rows 8, 10 and 11 include (i) 44,842 shares of Common Stock, (ii) 156,075,864 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 254,452,905 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 156,075,864 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 1,179,360 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (CIK 0001813394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,386,414; sole dispositive power 0; shared dispositive power 15,386,414; aggregate amount beneficially owned 15,386,414 (13.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 4,386 shares of Common Stock, (ii) 15,266,668 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 112,579,709 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 15,266,668 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 115,360 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (CIK 0001813765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 172,686,480; sole dispositive power 0; shared dispositive power 172,686,480; aggregate amount beneficially owned 172,686,480 (64% of the class)
  Comment: Rows 8, 10 and 11 reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 269,834,933 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 171,342,532 shares of Common Stock issuable upon the conversion of Convertible Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., and (iii) 1,294,720 shares of Common Stock issuable upon the exercise of Warrants directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (CIK 0001860577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 39,495,735; sole dispositive power 0; shared dispositive power 39,495,735; aggregate amount beneficially owned 39,495,735 (28.9% of the class)
  Comment: Rows 8, 10 and 11 include ) 11,259 shares of Common Stock, (ii) 39,188,356 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 136,682,157 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 39,188,356 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (CIK 0001959099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 39,495,735; sole dispositive power 0; shared dispositive power 39,495,735; aggregate amount beneficially owned 39,495,735 (28.9% of the class)
  Comment: Rows 8, 10 and 11 reflect beneficial ownership as the general partner of Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 136,682,157 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 39,188,356 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 296,120 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity SIF Master Fund, L.P. (CIK 0001875540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 32,554,768; sole dispositive power 0; shared dispositive power 32,554,768; aggregate amount beneficially owned 32,554,768 (25.1% of the class)
  Comment: Rows 8, 10 and 11 include (i) 9,280 shares of Common Stock, (ii) 32,301,408 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13, is based on 129,743,169 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 32,301,408 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Distressed Opportunity SIF GP, LLC (CIK 0001959041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 32,554,768; sole dispositive power 0; shared dispositive power 32,554,768; aggregate amount beneficially owned 32,554,768 (25.1% of the class)
  Comment: Rows 8, 10 and 11 Reflects beneficial ownership as the general partner of Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13, is based on 129,743,169 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 32,301,408 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 244,080 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Stressed Credit Master Fund, L.P. (CIK 0001958524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 84,459,941; sole dispositive power 0; shared dispositive power 84,459,941; aggregate amount beneficially owned 84,459,941 (46.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 24,077 shares of Common Stock, (ii) 83,802,624 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 181,633,545 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 83,802,624 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Stressed Credit Fund GP, LLC (CIK 0001958558): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 84,459,941; sole dispositive power 0; shared dispositive power 84,459,941; aggregate amount beneficially owned 84,459,941 (46.5% of the class)
  Comment: Rows 8, 10 and 11 Reflects beneficial ownership as the general partner of Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 181,633,545 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 83,802,624 shares of Common Stock issuable upon the conversion of Convertible Notes, and (ii) 633,240 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Opportunity Co-Investment Fund, L.P. (CIK 0001899917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,675,484; sole dispositive power 0; shared dispositive power 26,675,484; aggregate amount beneficially owned 26,675,484 (21.5% of the class)
  Comment: Rows 8, 10 and 11 include (i) 7,604 shares of Common Stock, (ii) 26,467,880 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.
  
  Row 13 is based on 123,865,561 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 26,467,880 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.
- Mudrick Opportunity Co-Investment Fund GP, LLC (CIK 0001959101): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,675,484; sole dispositive power 0; shared dispositive power 26,675,484; aggregate amount beneficially owned 26,675,484 (21.5% of the class)
  Comment: Rows 8, 10 and 11 reflects beneficial ownership as the general partner of Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 123,865,561 shares of Common Stock outstanding, which includes (i) the Outstanding Shares, (ii) 26,467,880 shares of Common Stock issuable upon the conversion of Convertible Notes, and (iii) 200,000 shares of Common Stock issuable upon the exercise of Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Getaround, Inc
Address of issuer's principal executive offices: 55 Green Street, San Francisco, California (CA), 94111
Comment: This Amendment No. 11 ("Amendment No. 11") amends the statement on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons on May 15, 2023, as amended by amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 9, 2023, as amended by amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 12, 2023, as amended by amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 19, 2023, as amended by amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 23, 2024, as amended by amendment No. 5 to Schedule 13D filed by the Reporting Persons on May 1, 2024, as amended by amendment No. 6 to Schedule 13D filed by the Reporting Persons on July 10, 2024, as amended by amendment No. 7 to Schedule 13D filed by the Reporting Persons on July 18, 2024, as amended by amendment No. 8 to Schedule 13D filed by the Reporting Persons on August 21, 2024, as amended by amendment No. 9 to Schedule 13D filed by the Reporting Persons on September 9, 2024, as amended by amendment No. 10 to Schedule 13D filed by the Reporting Persons on November 12, 2024 and relates to the common stock, par value $0.0001 per share ("Common Stock"), of Getaround, Inc. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 11 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 6 of this Amendment No. 11 is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 11 are incorporated by reference into this Item 5. Such responses are provided as of April 14, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 11 are incorporated by reference into this Item 5. Such responses are provided as of April 14, 2026.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Transactions in the class effected during the past sixty days:
This Item 5(c) of the Schedule 13D is amended and supplemented as follows:

Except as set forth herein, the Reporting Persons have not effected any transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
This Item 5(d) of the Schedule 13D is amended and supplemented as follows:

Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Mudrick Capital Management, L.P. ("MCM") entered into a letter agreement (the "Letter Agreement") with the Issuer and certain of its subsidiaries, effective April 9, 2026, pursuant to which, among other things, the applicable Reporting Persons has agreed to, at the request of the Issuer's board of directors, and subject to the satisfaction of certain other conditions, convert a portion of the Convertible Notes to support the orderly wind-down of the Issuer in accordance with ss. 275 of Delaware General Corporation Law. If such request by the Issuer's board of directors is made, the applicable Reporting Persons intend to vote in favor of such wind-down.

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Stressed Credit Master Fund, L.P.: By: Mudrick Stressed Credit Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Stressed Credit Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Opportunity Co-Investment Fund, L.P.: By: Mudrick Opportunity Co-Investment Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)
- Mudrick Opportunity Co-Investment Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (04/14/2026)